Revised accounting treatment of lease transactions and restatement of previously issued financial statements

PT lndosat Tbk (“Indosat” or the “Company”) announced today that it is restating its financial statements based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boardas of and for each of the two years ended December 31, 2010 and 2011and its financial statements prepared in accordance with Indonesian Financial Accounting Standards (“IFAS”) as of and for the nine-month period ended September 30, 2012 to correct the accounting treatment of certain lease transactions. The restatement arose after extensive study, analysis, consultation with third parties and a US SEC pre-clearance process undertaken in connection with the determination of the proper accounting treatment for the sale of a portfolio of 2,500 towers and the subsequent leaseback of site spaces on those towers (“the sale and leaseback transaction”).

On February 7, 2012, the Company entered into an Asset Sale Agreement with PT Tower Bersama Infrastructure Tbk (“Tower Bersama”), whereby the Company agreed to sell the Company's right, title and interest in the portfolio of 2,500 telecommunication towers and other assets to Tower Bersama and its subsidiary, PT Solusi Menara Indonesia (collectively known as “TBIG”) for total potential consideration of US$541.5 million. The consideration paid at closing was US$429 million (Rp 4,070,187 million) consisting of cash of US$326 million (Rp3,092,895 million) and 5% share ownership in Tower Bersama, which has a fair value of US$103 million (Rp977,292 million). The remaining consideration ranging from nil up to US$112.5 million (called the “earn-out amount”) will be paid (if any) in the future, subject to the revenues earned from the sold towers. The Company also entered into a Master Lease Agreement with Tower Bersama to lease back tower slots on the 2,500 sold towers for a period of 10 years. The Company closed the transaction on August 2, 2012.

Because of the complexity and significant judgment involved in determining the proper accounting treatment for the sale and leaseback transaction with TBIG, the Company submitted a request for pre-clearance on the proposed accounting treatment for the sale and leaseback transaction to the U.S. Securities and Exchange Commission. After extensive study, analysis, consultation with third parties, including its external auditors, and the result of the pre-clearance process, the Company revised its accounting treatment for the sale and leaseback transaction. The Company previously recognized in its quarterly financial statements for the quarter ended September 30, 2012, prepared in accordance with IFAS,the majority of the slots leased back asoperating leases and recorded an initialgain from the sale of Rp2,187,300 million and a deferred gain of Rp68,635 million. Under the revised accounting treatment, all of the slots leased back are recognized as finance leases, resulting inthe deferral of the amount of the initial gains relating to slots leased back.  Compared with the previously reported quarterly interim financial statementsfor the quarter ended September 30, 2012, the revised accounting treatment resulted in a reduction of the gain immediately recognized (from Rp2,187,300 million to Rp1,125,192 million) and an increase in  deferred gains from Rp68,635 million to Rp1,410,501 million. The revised deferred gain of Rp1,410,501 million will be amortized over the lease period of 10 years in the consolidated income statement.  The impact on the financial statements of the revised accounting treatment for the lease transactions for the quarter ended September 30, 2012 is a decline in profit for the year of Rp1,079,853 million, an increase in assets by Rp2,160,389 million and an increase in liabilities of Rp3,315,342 million.

In the past, and independent of the sale and leaseback transaction with TBIG, the Company engaged in a number of leasing transactions, including those where slots on its towers were leased to other telecommunications operators (“lease-outs”) and where the Company leased tower slots from others for its own use (“lease-ins”). The conclusions reached by the Company after the consultation and pre-clearance process in connection with the sale and leaseback transaction with TBIG caused the Company to reconsider its historical accounting treatment for its lease transactions. As a result, the historical financial statements for 2010 and 2011 will be restated to correct the accounting for lease transactions, along with other accounting corrections. To effect the restatement for 2010,the Company will recognize lower profit for the year of Rp12,363 million and an increasein assets and liabilities of Rp506,941 million and  Rp519,304 million, respectively. In 2011, the Company will recognize lower profit for the year of Rp50,449 million and an increase in assets and liabilities of Rp68,930 million and 131,742 million, respectively.

As a result of the above, the Company has concluded that its consolidated financial statements based on IFRS as of and for each of the two years ended December 31, 2010and 2011 and the nine-month period ended September 30, 2012, based on IFAS, should no longer be relied upon. In addition, the Company considered the effect of the restatement on its assessment of disclosure controls and procedures and internal control over financial reporting (ICFR). Accordingly, the Company has also concluded that its assessments relating to ICFR as of December 31, 2011 and 2010 can no longer be relied upon.  The Company’s auditors have withdrawn their audit reports on the Company’s financial statements based on IFRS as of and for each of the two years ended December 31, 2010 and 2011and their reports on ICFRas of December 31, 2011 and 2010.

To prevent a recurrence of the circumstances that resulted in the need to restate the Company’s financial statements, the Company intends to strengthen control processes and procedures, including the enhancement of the capability of the accounting team to address complex accounting issues, implementing intensive training of relevant staff members, involving the accounting team in the early stages of all significant new business cases and communicating earlier with external auditors on the initial assessment of significant accounting transactions. The Company has begun to implement these steps.

The Company will publish restated audited financial statements for December 31, 2010 and December 31, 2011 in its 2012 Annual Report on Form 20-F to be filed with the U.S Securities and Exchange Commission by April 30, 2013.